CROSSTEX ENERGY, INC.
CROSSTEX ENERGY, L.P.
2501 Cedar Springs Road
Dallas, Texas 75201
February 8, 2008
Memorandum
     for
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Crosstex Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 0-50536

Crosstex Energy, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 0-50067
     This memorandum sets forth the responses of Crosstex Energy, Inc. and Crosstex Energy, L.P. to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 31, 2007 and delivered to the companies on January 11, 2008 (the “Comment Letter”). For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.
Schedule 14A filed March 30, 2007
Crosstex Energy Inc.
Executive Compensation, page 11
Compensation Discussion and Analysis, page 11
1.	Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Response:
We confirm that we will comply with the following comments in all future filings made by Crosstex Energy, Inc. and Crosstex Energy, L.P., as applicable. Where appropriate, we have provided examples of the disclosure we intend to use in such future filings in our responses to the Staff’s comments below.
2.	Please disclose the actual performance goals established for each named executive officer and disclose whether the goals were met. If you believe that you are not required to disclose the goals, please provide us with analysis supporting your position. To the extent that you have an appropriate basis for omitting the information, discuss how difficult it would be for you to achieve the undisclosed goal.
Response:
As disclosed in our Compensation Discussion and Analysis (“CD&A”), we use financial and operational goals, as well as individual performance goals, to determine the amount of cash bonus awards that we pay to our named executive officers. Bonuses are generally based on return on invested capital (“ROI”), bottom-line profitability, customer satisfaction, overall company growth, corporate governance, adherence to policies and procedures and other factors that vary depending on an employee’s responsibilities. Approximately two-thirds of the bonuses payable to our named executive officers for fiscal 2006 were based upon a formula that is tied to ROI achieved by us during the year. If a predetermined ROI is accomplished, then the bonus is paid and is increased or decreased based on the ROI percentage that is achieved, with minimum payouts of 10%, target payouts ranging from 40% to 60%, and maximum payouts ranging from 75% to 120% of an executive officer’s base salary. Target ROI is based upon a standard of reasonable market expectations and company performance, and varies from year to year within a range of 10% to 20% (with any variation within this range not being material to an understanding of the arrangement). Several factors are reviewed in determining target ROI, including market expectations, internal forecasts and available investment opportunities. Based on our ROI for fiscal 2006, the full target ROI was not achieved, resulting in our named executive officers receiving a 30% of target payout for this portion of their bonuses.
The remaining one-third of the bonuses payable to our named executive officers for fiscal 2006 were determined, in the discretion of the Compensation Committee, based upon the Compensation Committee’s assessment of performance objectives. These performance objectives include the quality of leadership within the named executive officer’s assigned area of responsibility, the achievement of technical and professional proficiencies by the named executive officer, the execution of identified priority objectives by the named executive officer and the named executive officer’s contribution to, and enhancement of, the desired company culture. These performance objectives are reviewed and evaluated by our Compensation Committee as a whole and the Compensation Committee does not assign a weight or percentage to the various factors. All of our named executive officers met or exceeded their personal performance objectives for 2006.
We will revise our disclosure in future filings to provide additional information with respect to the actual performance goals established for each named executive officer and whether such goals are met.
3.	Please tell us the percentage of time that each of the executive officers and directors devote to the business of Crosstex Energy, L.P. We may have further comment.
Response:
Based on the information that we track regarding the amount of time spent by each of our executive officers on business matters relating to Crosstex Energy, L.P., we estimate that our executive officers devoted the following percentage of their time to the business of Crosstex Energy, L.P. and to Crosstex Energy, Inc., respectively, for 2006:

	Percentage of Time Devoted	Percentage of Time Devoted
	to Business of	to Business of
Executive Officer or Director	Crosstex Energy, L.P.	Crosstex Energy, Inc.
Barry E. Davis	85%	15%
Jack M. Lafield	100%	0%
William W. Davis	85%	15%
Robert S. Purgason	100%	0%
James R. Wales	100%	0%
We will include this information for our named executive officers in future filings.
4.	You state that you establish base levels for your compensation program based upon the historical experience for similar services rendered, market data and responsibilities of the particular named officer. Please identify and discuss in detail the “market data” you utilize in such an analysis, including the identity of any companies against which you benchmark compensation.
Response:
As disclosed in our CD&A, we reviewed market data with respect to peer companies provided by our compensation consultant, Mercer Human Resource Consulting (“Mercer”), and our previous compensation consultants in determining relevant compensation levels and compensation program elements for our named executive officers, including establishing base salaries, for fiscal 2006. The market data that we reviewed included the base salaries paid to executive officers in similar positions at our peer companies, as well as a comparison of the mix of total compensation (including base salary, bonus structure, bonus methodology and short and long-term compensation elements) paid to executive officers in similar positions at such companies. For 2006, our peer companies consisted of the following: Energy Transfer Partners, L.P., Enbridge

Energy Partners, L.P., ONEOK Partners, L.P., Southern Union, Magellan Midstream Holdings, L.P., Valero, L.P., Copano Energy, LLC, Regency Energy Partners, L.P., MarkWest Energy Partners, L.P., Boardwalk Pipeline Partners, L.P., Atmos Energy Corporation, El Paso Corporation, Questar Corporation, Equitable Resources, Inc., Pioneer Natural Resources Company, Plains Exploration & Production Company, Cabot Oil & Gas Corporation, St. Mary Land & Exploration Company and Range Resources Corporation. We believe that this group of companies is representative of the industry in which we operate and the individual companies were chosen because of such companies’ relative position in our industry, their relative size/market capitalization, the relative complexity of the business, similar organizational structure and the named executive officers’ roles and responsibilities. As described in our CD&A, comparative market data is one of many tools that our Compensation Committee may use to determine compensation for our named executive officers and the Compensation Committee has discretion to determine the nature and extent of its use.
With the assistance of our compensation consultant, we will review the composition of the peer group annually to ensure that companies are relevant for comparative purposes.
We will include a discussion of the market data we utilize in establishing the base levels for our compensation program, including the identity of any companies against which we benchmark compensation, in future filings.
Long-Term Incentive Plan, page 13
5.	Please revise your disclosure to discuss in more detail the reasons for awarding the named executive officers bonus amounts and incentive awards that significantly differ in value. Discuss material differences in compensation policies with respect to individual named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.
Response:
We do not apply different compensation policies to the determination of bonus amounts and incentive awards for individual named executive officers. We determine bonus and incentive awards for all named executive officers based on a number of factors, including historical experience, comparative market data, the responsibilities of the particular named officer, such named executive officer’s achievement of individual objectives and achievement of financial and operational goals.
As noted in our CD&A, we have generally granted equity incentive awards in an amount of up to 300% of our chief executive officer’s base salary and up to 200% of each other named executive officer’s salary. With respect to bonus amounts and stock awards paid to our chief executive officer, the bonus and incentive award amounts differ in value from awards made to our other named executive officers because the scope of our chief executive officer’s responsibilities is broader than that of our other named executive officers. In addition, our Compensation Committee considers the bonus and stock awards paid to similar named executive officers by our peer companies, which awards are generally higher for chief executive officers at our peer companies than for other executive officers at those peer companies.
In addition, our CD&A notes that we may award additional grants of equity compensation in certain circumstances, such as promotions. With respect to the amount of stock awards granted to Mr. Purgason during fiscal 2006, the amount significantly differs from the incentive awards made to our other named executive officers as a result of awards made to Mr. Purgason in connection with his promotion from Senior Vice-President — Treating Division to Executive Vice President — Chief Operating Officer in November 2006.
Any material differences in our compensation policies or decisions with respect to the named executive officers will be discussed in future filings, if applicable.
Potential Payments Upon Termination or Change-in-Control, page 16
6.	Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the change of control plans.
Response:
The determination of the amount of payment and benefits under the various circumstances that trigger payments or provision of benefits upon a change of control under the employment agreements that we have entered into with our named executive officers, the Crosstex Energy, Inc. Long-Term Incentive Plan and the Crosstex Energy GP, LLC Long-Term Incentive Plan are described in detail in our CD&A.
With respect to the employment agreements with our named executive officers, we will be required to pay certain salary, bonus and benefits payments for the remainder of the employment term under the agreement with our named executive officers if a change in control (as defined in the employment agreement and described in our CD&A) occurs during the term of a named executive officer’s employment and either party to the agreement terminates the employee’s employment as a result thereof. The amounts to be paid to each named executive officer in this circumstance will be determined based on the terms contained in the employment agreements, which were established at the time we entered into such agreements with our named executive officers.
With respect to the Long-Term Incentive Plans, all stock or units options and restricted stock or unit awards automatically vest and become payable or exercisable in full, and all vesting periods, restricted periods or performance criteria with respect to restricted stock or units will terminate or be deemed to have been achieved at the maximum level upon a change of control (as defined by such plans and as described in the CD&A). The amounts to be received by our named executive officers in this circumstance will be automatically determined based on the number of unvested stock or unit awards or restricted stock or units held by a named executive officer at the time of a change in control.
The terms of the employment agreements with our named executive officers and the terms of the Long-Term Incentive Plans were determined based on past practice and our understanding of similar agreements and plans utilized by public companies generally at the time we entered into or adopted such agreements and plans. The determination of the reasonable consequences of a change of control is periodically reviewed by the Compensation Committee.
We will describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits upon a change of control in our future filings.
Crosstex Energy, L.P.
Form 10-K for the year ended December 31, 2006
7.	To the extent the above comments are applicable, please provide corresponding changes to the disclosure under Item 11, Executive Compensation, starting on page 50.
Response:
To the extent the above comments are applicable, we will provide corresponding changes to future filings made by Crosstex Energy, L.P.
* * * *
     We hereby acknowledge that (i) each of Crosstex Energy, Inc. and Crosstex Energy, L.P. is responsible for the adequacy and accuracy of the disclosure in their respective filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) Crosstex Energy, Inc. and Crosstex Energy, L.P. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments regarding this memorandum, please contact William W. Davis, our Executive Vice President and Chief Financial Officer, at (214) 953-9580 or Susan McAden, our Vice President and Chief Accounting Officer at (214) 721-9307.
Crosstex Energy, Inc.
Crosstex Energy, L.P.